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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          PENNZOIL-QUAKER STATE COMPANY
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                       OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $24.00 OR MORE
                        (TITLE OF CLASS OF SECURITIES)


                                    709323109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 LINDA F. CONDIT
                     VICE PRESIDENT AND CORPORATE SECRETARY
                                 PENNZOIL PLACE
                                  P.O. BOX 2967
                            HOUSTON, TEXAS 77252-2967
                                 (713) 546-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                             DARRELL W. TAYLOR, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1313

                            CALCULATION OF FILING FEE

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         Transaction Valuation*                  Amount of Filing Fee
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
               $1,941,152                               $389
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

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable.       Filing Party:  Not Applicable.
Form or Registration No.: Not Applicable.       Date Filed:    Not Applicable.



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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Pennzoil-Quaker State Company, a Texas corporation (the "Company"), and the address of its principal executive office is Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967. The information set forth under "Information Concerning PQS" in Section 8 of the Offer to Purchase is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $24.00 or more (the "Options") for cash in the amount set forth on Attachment A to the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Purchase of Options and Payment of Cash" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Purchase of Options and Payment of Cash," "Conditions of the Offer," "Source and Amount of Funds," "Federal Income Tax Considerations," "Legal Matters; Regulatory Approvals" and "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Acceptance for Purchase of Options and Payment of Cash" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.


                                      -1-
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ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Purchase, dated September 11, 2000.

             (2) Form of Letter of Transmittal.

             (3) Form of Letter to Holders.

         (b), (d), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       PENNZOIL-QUAKER STATE COMPANY



                                       By: /s/ James J. Postl
                                           -------------------------------------
                                           James J. Postl
                                           President and Chief Executive Officer

Dated:   September 11, 2000

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
  A1      -    Offer to Purchase, dated September 11, 2000.

  A2      -    Form of Letter of Transmittal.

  A3      -    Form of Letter to Holders.